10026923

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2010
Washington, DC
122

SEC FILE NUMBER
8- 8570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frederick & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1234 E. Juneau Avenue
(No. and Street)

Milwaukee (City) WI (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lon P. Frederick (414)271-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton, LLP.
(Name – *if individual, state last, first, middle name*)

1233 N. Mayfair Rd, Suite 302 (Address) Milwaukee (City) WI (State) 53226 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/8/10

OATH OR AFFIRMATION

I, Lon P. Frederick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frederick and Company, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Joan M. Taylor
Notary Public
State of Wisconsin

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

Reilly, Penner & Benton LLP
Certified Public Accountants & Consultants
Celebrating Over 100 Years of Client Service

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

INDEPENDENT AUDITORS' REPORT

Board of Directors
Frederick & Company, Inc.
Milwaukee, Wisconsin

We have audited the accompanying balance sheet of Frederick & Company, Inc. as of December 31, 2009 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frederick & Company, Inc. at December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reilly, Penner & Benton LLP

February 13, 2010
Milwaukee, Wisconsin

Milwaukee, Wisconsin Madison, Wisconsin McFarland, Wisconsin Sun Prairie, Wisconsin

FREDERICK & COMPANY, INC.
(an S corporation)
Milwaukee, Wisconsin

Balance Sheet
December 31, 2009

ASSETS

Assets:		
Cash	$	3,193
Securities owned		
Marketable, at market value		1,252,884
Not readily marketable, at estimated value		296,122
Accounts receivable		44,513
Prepaid expenses		2,970
Other assets		1,925
Total current assets		1,601,607
Property and Equipment:		
Furniture and equipment		65,677
Accumulated depreciation		(61,592)
Net book value		4,085
Total assets	$	1,605,692

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Line of credit - bank	$	241,639
Note payable - stockholder		195,000
Accounts payable		21,686
Accrued wages and taxes		2,809
Other liabilites		9,704
Total current liabilities		470,838
Subordinated Borrowings		352,626
Total liabilities		823,464
Stockholder's Equity:		
Common stock:		
Series A, nonvoting, $1 par, authorized 100,000 shares; issued and outstanding 18,811 shares		18,811
Series B, voting, $1 par, authorized 50,000 shares; issued and outstanding 42 shares		42
Additional paid in capital		1,518,219
Retained earnings (deficit)		(754,844)
Total stockholder's equity		782,228
Total liabilities and stockholder's equity	$	1,605,692

The accompanying notes to financial statements are an integral part of these statements.

FREDERICK & COMPANY, INC.
(an S corporation)
Milwaukee, Wisconsin

Statement of Income
December 31, 2009

Income:		
Commission income	$	133,096
Dividend income		8,729
Total income		141,825
Expenses:		
Employee compensation		72,100
Payroll taxes and benefits		32,110
Communications		7,445
Occupancy		13,573
Legal and professional		30,432
Travel, meetings and entertainment		12,534
Dues and fees		3,494
Depreciation		1,761
Insurance		2,598
Interest		31,452
Office expense		2,728
Realized loss on securities		269,688
Unrealized gain on securities owned		(184,202)
Other expenses		310
Total expenses		296,023
Net income (loss)	$	(154,198)

The accompanying notes to financial statements
are an integral part of these statements.

FREDERICK & COMPANY, INC.
(an S corporation)
Milwaukee, Wisconsin

Statement of Changes in Subordinated Borrowings
Year Ending December 31, 2009

Subordinated borrowings, beginning of year	$	334,326
Increase: Accrued interest subject to subordination		18,300
Subordinated borrowings, end of year	$	352,626

The accompanying notes to financial statements
are an integral part of these statements.

FREDERICK & COMPANY, INC.
(an S corporation)
Milwaukee, Wisconsin

Statement of Changes in Stockholder's Equity
Year Ending December 31, 2009

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2008	$ 18,853	$ 1,518,219	$ (600,646)	$ 936,426
2009 net income	-	-	(154,198)	(154,198)
Balance, December 31, 2009	$ 18,853	$ 1,518,219	$ (754,844)	$ 782,228

The accompanying notes to financial statements
are an integral part of these statements.

FREDERICK & COMPANY, INC.
(an S corporation)
Milwaukee, Wisconsin

Statement of Cash Flows
Year Ending December 31, 2009

Cash Flows from Operating Activities:		
Net (loss)	$	(154,198)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Receivable		(6,731)
Prepaid expenses and other assets		(226)
Accounts payable		(26,775)
Accrued wages and taxes		(1,748)
Other liabilities		(681)
Depreciation and amortization		1,761
Realized loss on securities		269,688
Unrealized gain on securities		(184,202)
Net cash used by operating activities		(103,112)
Cash Flows from Financing Activities:		
Net repayments on line of credit		(86,207)
Proceeds on line of credit		150,391
Proceeds on note payable - stockholder		30,000
Proceeds from subordinated borrowings		18,300
Net cash provided by financing activities		112,484
Increase in cash and equivalents		9,372
Checks outstanding in excess of bank balance - beginning of year		(6,179)
Cash and equivalents, end of year	$	3,193

The accompanying notes to financial statements are an integral part of these statements.

FREDERICK & COMPANY, INC.
(an S corporation)
Milwaukee, Wisconsin

Notes to Financial Statements
December 31, 2009

1. Summary of Significant Accounting Policies

Formation of the Company

Frederick & Company, Inc. (a Wisconsin Corporation) was organized in 1960 and is located in Milwaukee, Wisconsin. The Company is a registered securities broker dealer, but its focus is in the investment banking business. The Company's primary specialty is in primary placement venture capital financings.

Reserves and Custody of Securities

The Company's business involves venture capital financing. Special safeguards have been established for the protection of funds received in connection with venture capital offerings. The Company has obtained an exemption from SEC 15c3-3 under Subparagraph (k)(1).

Commission Income

The Company recognizes revenue at the time when both signed subscription agreements and the related customer payments are received by the offering company.

Commission Receivable

The Company uses the allowance method to account for uncollectible commissions receivable. The Company estimates the allowance based on historical collection experience and a review of the current status of accounts receivable. As of December 31, 2009, no allowance for doubtful accounts is provided as all receivables are considered collectible.

Property and Equipment

Property and equipment are recorded at cost. Major expenditures for property and equipment are capitalized. Maintenance and repairs are expensed as incurred. Depreciation is calculated using the straight-line method over estimated useful lives ranging from 5-10 years.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporate income taxes, the stockholders of an S corporation are taxed personally on their proportionate share of the Company's taxable income. Therefore, no provisions for Federal or State income taxes currently payable or deferred have been included in these financial statements.

Effective January 1, 2009 the Company has implemented accounting for uncertainty in income taxes in accordance with accounting principles generally accepted in the United States of America. This standard describes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognizing, interest, penalties and disclosure required. Management of the Company evaluates the uncertain tax positions taken, if any, and consults with outside counsel as deemed necessary. The Company recognizes interest and penalties, if any, related to unrecognized tax liabilities in income tax expense.

The Company is no longer subject to U.S. federal informational return examinations for years ending through December 31, 2005.

FREDERICK & COMPANY, INC.
(an S corporation)
Milwaukee, Wisconsin

Notes to Financial Statements
December 31, 2009

1. Summary of Significant Accounting Policies (Continued)

Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of renewal and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Fair Value

In accordance with GAAP, investments in marketable securities with readily determinable fair value and all investments in debt securities are valued at their fair value in the Statement of Financial Position. Unrealized gains and losses are included in the change of net assets.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included with level1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Subsequent Events

Management has evaluated all subsequent events through February 13, 2010 for possible inclusion as a disclosure in the financial statements. There were no subsequent events that required recognition or disclosure.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equality capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $459,925, and net capital requirements of $31,389. The Company's ratio of aggregate indebtedness to net capital at December 31, 2009 was 1.02 to 1.

FREDERICK & COMPANY, INC.
(an S corporation)
Milwaukee, Wisconsin

Notes to Financial Statements
December 31, 2009

3. Securities

At December 31, 2009, the Company owns securities, either marketable or not readily marketable, consisting of:

		Fair Value Measurement at Reporting Date Using		
Description	**12/31/2009**	**Quoted Prices in Active markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Corporate stock	$ 1,529,006	$ 1,252,884	$ 274,443	$ 1,679
Corporate notes	20,000	---	20,000	---
Total	$ 1,549,006	$ 1,252,884	$ 294,443	$ 1,679

Marketable securities are valued at the last sales price for securities that market quotations are readily available.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

4. Property and Equipment

Property and equipment is stated at cost less accumulated depreciation at December 31, 2009 and is summarized as follows:

Office furniture and equipment	$ 22,269
Automobiles	42,508
Leasehold improvements	900
	65,677
Less: Accumulated depreciation	(61,592)
	$ 4,085

5. Line of Credit-Bank

The Company has a revolving business bank note for a maximum credit limit of $250,000 expiring December 2012. At December 31, 2009 there was an outstanding balance on this note of $241,639. Interest is payable monthly at the prime rate. The note is collateralized by marketable securities of the Company included in the financial statements with a fair market value of approximately $598,712.

6. Subordinated Borrowings

The Company owes two stockholders $352,626 for loans and accrued interest subordinated to creditor liabilities at December 31, 2009. The NASD has approved the loans and accrued interest as satisfactory subordination agreements. The loans are due May 2012 and bear interest at the rate of 6%. Appendix D of SEC Rule 15c3-1 requires prior written approval before any repayment of a subordinated agreement can be made. Summary of these amounts are as follows at December 31, 2009.

Stockholder note 1	$ 235,000
Stockholder note 2	70,000
Accrued interest, subordinated	47,626
	$ 352,626

7. Note Payable-Stockholder

The Company owes a stockholder $195,000 on an unsecured note due on or before December 31, 2009. Interest accrues monthly at the prime rate. As of February 13, 2010 the balance is outstanding.

8. Operating Leases

The Company leases office space on a month-to-month basis at $960 per month. Total rental expense for 2009 totaled $11,520.

9. Risks and Uncertainties

The Company's securities owned are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the Balance Sheet and the Statement of Income.

FREDERICK & COMPANY, INC.
(an S corporation)
Milwaukee, Wisconsin

Computation of Aggregated Indebtedness and Net Capital Under Rule 15c3-1
December 31, 2009

Aggregate Indebtedness		
Long-term liabilities	$	436,639
Accounts payable		21,686
Accrued expenses		12,513
Total Aggregate Indebtedness	$	470,838
Minimum required net capital (6 2/3% of aggregate indebtedness)	$	31,389
Minimum dollar net capital requiremnt of reporting broker or dealer	$	5,000
Computation of Basic Net Capital Requirement:		
Stockholder's equity	$	782,228
Subordinated borrowings		352,626
Deductions:		
Securities not readily marketable, at estimated fair value		(296,122)
Receivables		(44,513)
Prepaid expenses		(2,970)
Property and equipment		(4,085)
Other assets		(1,925)
Haircuts on securities		(187,933)
Undue concentration		(137,381)
Net Capital		459,925
Net capital requirement (minimum)		31,389
Capital in excess of minimum requirement	$	428,536
Ratio of aggregate indebtedness to net capital		1.02 to 1

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report:	$	459,925

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Frederick & Co., Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3.

Frederick & Co., Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

See Independent Auditors' Report

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

Reilly, Penner & Benton LLP
Certified Public Accountants & Consultants
Celebrating Over 100 Years of Client Service

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

Independent Auditors' Report on Internal Control

Board of Directors
Frederick & Company, Inc.
(an S corporation)
Milwaukee, Wisconsin

In planning and performing our audit of the financial statements of Frederick & Company, Inc., as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Frederick & Company, Inc., including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Milwaukee, Wisconsin Madison, Wisconsin McFarland, Wisconsin Sun Prairie, Wisconsin

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner & Benton LLP

February 13, 2010
Milwaukee, Wisconsin